Exhibit 99.1

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Consolidated Interim Statements of Financial Position	F – 2

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	F-3 – F-4

Condensed Consolidated Interim Statements of Changes in Equity	F – 5

Condensed Consolidated Interim Statements of Cash Flows	F-6 – F-7

Notes to Condensed Consolidated Interim Financial Statements	F-8 – F-24

- - - - - - - - - - -

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands - unaudited

		June 30,	December 31,
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents		$10,711	$12,906
Cash and cash equivalents held in Reserve Fund	3	17,234	16,522
Short-term investments held in Reserve Fund	3	17,091	16,982
Short-term investments	4	8,430	10,493
Digital assets	5	-	949
Trade receivables		887	706
Customer funds	6	5,687	3,242
Prepaid expenses and other receivables		1,766	2,569
Total current assets		61,806	64,369

Non-current assets:
Long-term investments held in Reserve Fund	3	-	901
Long-term investments	4	2,568	2,928
Digital assets	5	889	-
Property and equipment, net		296	341
Intangible assets, net		3,152	3,297
Goodwill		2,209	2,253
Right-of-use-assets, net		595	739
Total non-current assets		9,709	10,459

Total Assets		$71,515	$74,828

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$2,492	$3,105
Funds due to customers	6	5,687	3,242
Deferred revenue		85	85
Lease liability		281	390
INX Token liability	7	48,902	54,120
INX Token warrant liability	8	1,173	1,240
Total current liabilities		58,620	62,182
Non-current liabilities:
Provision for loss on investment in associate	4	-	597
Lease liability		327	479
Total non-current liabilities		327	1,076

Equity
Share capital and share premium		64,822	64,120
Contribution to equity by controlling shareholder		582	582
Other comprehensive income (loss)		172	(92)
Accumulated deficit		(53,008)	(53,040)
Total Equity	10	12,568	11,570

Total Liabilities and Equity		$71,515	$74,828

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data) – unaudited

		Three months ended		Six months Ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Revenue:
Transaction and brokerage fees	13	$1,245	$1,433	$2,777	$2,852

Service revenue	9	241	-	437	-
Cost of services		(359)	-	(580)	-
Loss on service revenue		(118)	-	(143)	-

Sales of digital assets		-	2,387	-	4,419
Cost of digital assets		-	(2,267)	-	(4,182)
Change in fair value of digital assets		-	36	-	83
Net gain on digital assets		-	156	-	320
Total income		1,127	1,589	2,634	3,172

Operating income (expenses):
Research and development		(788)	(1,024)	(1,540)	(2,054)
Sales and marketing		(764)	(1,085)	(1,440)	(2,143)
General and administrative		(3,198)	(3,319)	(6,142)	(7,563)
Change in fair value of INX Token warrant liability	8	34	(180)	268	39
Total operating expenses		(4,716)	(5,608)	(8,854)	(11,721)

Net loss from operations		$(3,589)	$(4,019)	$(6,220)	$(8,549)

Unrealized gain (loss) on INX Tokens issued	7	(2,762)	(13,671)	5,315	(9,878)
Unrealized loss on warrants issued to investors		-	(94)	-	(109)
Finance income		572	366	1,138	742
Financial expenses		(162)	(116)	(237)	(341)
Loss before tax		(5,941)	(17,534)	(4)	(18,135)
Tax expenses (income)		(129)	17	(36)	91
Net income (loss)		(5,812)	(17,551)	32	(18,226)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Three months ended June 30,		Six months Ended June 30,
		2024	2023	2024	2023
	Note	(Unaudited)		(Unaudited)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income reclassification adjustment into net income (loss)		-	-	-	93
Unrealized gain on securities at fair value through other comprehensive income		138	176	342	476
Adjustments arising from translating financial statements from functional currency to presentation currency		(66)	(76)	(78)	(80)
Total other comprehensive income		$72	100	$264	$489

Total comprehensive income (loss)		$(5,740)	(17,451)	$296	$(17,737)

Earnings (loss) per share, basic	12	$(0.02)	(0.08)	$0.00	$(0.09)
Earnings (loss) per share, diluted	12	$(0.02)	(0.08)	$0.00	$(0.09)
Weighted average number of shares outstanding, basic		235,612,471	209,993,638	235,141,306	209,410,474
Weighted average number of shares outstanding, diluted		235,612,471	209,993,638	237,464,050	209,410,474

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data) - unaudited

	Note	Common shares	Share premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity

Balance as of December 31, 2022	10	207,823,774	$57,053	$582	$(1,254)	$(39,826)	$16,555
Net loss		-	-	-	-	(18,226)	(18,226)
Realized gain on available-for sale securities reclassification adjustment into net income (loss)					93	-	93
Unrealized gain on investments		-	-	-	476	-	476
Issuance of shares to service provider	10	1,125,000	134	-	-	-	134
Issuance of shares from exercise of share options and vesting of restricted share units	11	1,514,384	-	-	-	-	-
Foreign currency translation		-	-	-	(80)	-	(80)
Share based compensation	11	-	1,624	-	-	-	1,624
Balance as of June 30, 2023 (unaudited)		210,463,158	$58,811	$582	$(765)	$(58,052)	$576

Balance as of December 31, 2023	10	234,025,894	$64,120	$582	$(92)	$(53,040)	$11,570
Net income		-	-	-	-	32	32
Share based compensation	11	-	584	-	-	-	584
Unrealized gain on investments		-	-	-	342	-	342
Issuance of shares from exercise of share options and vesting of restricted share units	11	1,780,695	130	-	-	-	130
Repurchase of shares		(131,500)	(12)	-	-	-	(12)
Foreign currency translation		-	-	-	(78)	-	(78)
Balance as of June 30, 2024 (unaudited)		235,675,089	$64,822	$582	$172	$(53,008)	$12,568

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands – unaudited

	Six months ended June 30
	2024	2023
Net cash flows from operating activities:

Net income (loss) for the period	$32	$(18,226)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payments	584	1,758
Net loss on investments	168	113
Financial expenses, net	(893)	(590)
Income tax expense (tax benefit)	(36)	91
Depreciation of equipment and right-of-use-assets	186	315
Amortization of intangible assets	83	86
Changes in accrued interest and amortization of premium (discount) on investments	(187)	(132)
INX Token-based compensation	30	483
Net loss on warrant liability to investors	-	109
Unrealized loss (gain) on INX Tokens issued, net	(5,315)	9,878
Net loss on office space sublease agreement	-	33
Impairment loss on digital assets	15	-
Changes in operating assets and liabilities:
Increase in trade receivables	(181)	(394)
Decrease (increase) in prepaid expenses and other receivables	(51)	118
Decrease in derivative assets	-	34
Increase in digital assets, net	-	(1,301)
Increase (decrease) in accounts payable and accrued expenses	(558)	428
Cash paid and received during the year for:
Interest received, net	943	659
Taxes paid, net	(19)	(79)

Net cash used in operating activities	$(5,199)	$(6,617)

Net cash flows from investing activities:

Proceeds on sublease	91	-
Purchase of equipment	-	(40)
Purchases of investments	(11,926)	(1,468)
Proceeds from maturities of investments	15,712	10,779

Net cash provided by investing activities	$3,877	$9,271

Net cash flows from financing activities:

Proceeds from issuance of INX Tokens, net	-	7
Proceeds from exercise of share options	130	-
Repurchase of common shares	(12)	-
Repayment of finance lease liabilities	(279)	(285)

Net cash used in financing activities	$(161)	$(278)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands – unaudited

	Six months ended June 30
	2024	2023

Change in cash and cash equivalents	(1,483)	2,376
Cash and cash equivalents at beginning of period	29,428	25,688
Cash and cash equivalents at end of period (*)	$27,945	$28,064

(*)	At June 30, 2024 and 2023, cash and cash equivalents include the following:

	2024	2023

Cash and cash equivalents	$10,711	$15,529
Cash and cash equivalents held in Reserve Fund	17,234	12,535
Total cash and cash equivalents	$27,945	$28,064

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	Six months ended June 30
	2024	2023

Digital assets payments to service providers	$(72)	$-

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The condensed consolidated interim financial statements of the Company as of and for the period ended June 30, 2024, were authorized for issuance in accordance with a resolution of the board of directors on August 12, 2024.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Company. The Company continues the business of INX.

On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada) under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens and digital assets in the secondary market.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital asset segment – development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to several leading banking institutions.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than six months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of June 30, 2024, the Company held approximately 64.4 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX holdings) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2023, the INX cumulative adjusted operating cash flow activity was negative, ,and therefore no distribution was made on April 30, 2024.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Capital management

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2024, the Company had an accumulated deficit of $53,008. During the six-month period ended June 30, 2024, the Company incurred an operating loss of $6,220 and negative cash flow from operating activities of $5,199. Based on the Company’s existing cash funds and the working capital in the amount of $17,763 as of June 30, 2024 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

NOTE 2: MATERIAL ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of June 30, 2024, and for the six months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2023, and for the year then ended, and accompanying notes (“annual consolidated financial statements”).

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements unless otherwise stated.

Basis of presentation of the financial statements:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Initial adoption of amendments to existing financial reporting and accounting standards:

Amendment to IAS 1, ” Presentation of Financial Statements ”:

In January 2020, which was further amended in October 2022, the IASB issued an amendment to IAS 1, Classification of Liabilities as Current or Non-Current to clarify the requirements for classifying liabilities as current or non-current.

The new guidance is effective for annual periods starting on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendment did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Amendments did not have a material impact on the Company’s financial statements.

Disclosure of new standards in the period prior to their adoption

IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the International Accounting Standards Board (“the IASB”) issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows”, and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted but will need to be disclosed. The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 3: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1,618. Upon the discovery of the breach, the Company took an immediate action to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34,405.

In April 2024, the Company learned of a human error in execution of action taken in the Company’s trading platform by one of its employees. As a result, the Company incurred a loss of funds in the amount of $80. Upon the discovery of the human error, the Company took immediate action to update work procedures.to prevent similar errors in the future. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of June 30,2024, the balance of the Reserve Fund was reduced to $34,325.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$17,234	$16,522

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	1,047	986
Corporate bonds – marketable investments	16,044	15,996
Total short-term investments	17,091	16,982

Long-term investments (*)
U.S. Treasury securities	-	901
Total long-term investments	-	901

Total Reserve Fund	$34,325	$34,405

(*)	Classified as level 1 inputs in the fair value hierarchy.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: INVESTMENTS

At June 30, 2024 and December 31, 2023, the Company held the following investments:

	June 30, 2024	December 31, 2023

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	$2,055	$4,604
Corporate bonds – marketable investments	6,375	5,889
Total short-term investments	8,430	10,493

Long-term investments
Corporate bonds – marketable investments (*)	-	403
Investments in private equity (**)	2,568	2,525
Total long-term investments	2,568	2,928

Total investments	$10,998	$13,421

(*)	Classified as level 1 inputs in the fair value hierarchy.
(**)	Classified as level 3 in the fair value hierarchy.

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

As of June 30, 2024, INX holds investments in the following private companies:

●	Under the share purchase agreement dated March 20, 2021, the Company made an investment of $150 in a private company based in the United Kingdom, which entitles it to receive 95,411 ordinary shares at a price of $1.57 per share.

●	On September 9, 2021, the Company made an investment of $250 in a private company based in Gibraltar under a SAFE. The SAFE entitles the Company to receive the most senior class of shares issued by the company upon the completion of the qualified or non-qualified equity financing, as defined in the SAFE, at the SAFE conversion price.

●	During 2023, INX also invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

●	On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). Under the terms of the collaboration agreement, INX agreed to offer tokenized assets services to Republic and its portfolio companies and will share net revenues generated from such services with Republic. Also, as part of the subscription agreement, Republic, in a private sale, acquired 22,048,406 common shares of the Company, which represented 9.5 percent of the voting interest in the Company as of June 13, 2023, for a total consideration of $5,250. On August 18, 2023, the consideration for the issuance of common shares was paid in cash of $2,625 and in 59,152 shares of Series B Preferred Stock of Republic.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: INVESTMENTS (Cont.)

The 59,152 of Series B Preferred Stock issued by Republic to INX (“Investment in Republic”) represents 0.2494 percent of the issued and outstanding share capital of Republic on a fully diluted basis as of closing date and entitles the Company to receive anti-dilution protection, preference in distribution of dividends and other proceeds upon liquidation or deemed liquidation of Republic and other rights to which holders of preferred shares are entitled as set forth in Republic’s Amended and Restated Certificate of Incorporation (the “Republic COI”) and similar constitutional documents.

The Series B Preferred Stock are convertible into common stock of Republic either voluntarily at any time prior to the liquidation or deemed liquidation event of Republic at the election of the Company, at the election of a requisite majority of Republic’s shareholders (including a requisite majority of holders of Series B Preferred Stock) as set forth in the Republic COI or automatically upon an initial public offering of Republic’s stock (subject to certain criteria specified in the Republic COI).

In the event that, at any time until the lapse of three years following the issuance of the Series B Preferred Stock to the Company, Republic shall issue any securities having rights or preferences superior to the shares issued to the Company, then, at the election of the Company and subject to the approval of the lead investor in transaction in which such superior shares are issued, the shares issued to the Company shall converted, for no additional consideration, into such number of shares of such superior class equal to the quotient of $2,625 and the price per share of such superior shares. As of June 30, 2024 and December 31, 2023, the fair value of the Investment in Republic is $2,035.

Investments in private equity are classified at Level 3 in the fair value hierarchy.

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2023, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital.

As of December 31, 2023, the Company recorded loss on investment in associate of $591 and loss on the foreign currency translation of $38, to reflect its share of Nabatech’s net loss for the year then ended, which is $597 in excess of Company’s investment amount. As of June 30, 2024, the Company recorded a loss on the investment in associate of $168 and a profit from foreign currency translation of $44.

In addition, INX entered into a service agreement with Nabatech to provide technology support and advisory services to the entity.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 5: DIGITAL ASSETS

The Company held the following digital assets as of June 30, 2024, and December 31, 2023:

Coin Symbol	June 30, 2024 (**)	December 31, 2023 (*)

USDC	$302	$453
BTC	354	354
ETH	125	86
USDT	23	23
AVAXC	61	-
Other	24	33
	$889	$949

(*)	Digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.
(**)	As of the beginning of 2024, the activity of the Company’s subsidiary, INX Solutions Ltd., had ceased operations. Accordingly, digital assets previously classified as inventory have been reclassified as non-current intangible assets. These digital assets are tested for impairment at least annually or whenever there is an indication of an impairment. If the carrying amount exceeds the fair value less cost of sale, an impairment is recognized. During the six months ended June 30, 2024, the Company recorded an impairment of $15.

NOTE 6: CUSTOMER FUNDS

As of June 30, 2024 and December 31, 2023, customer funds include cash balances of $1,713 and $360 and digital asset balances of $3,974 and $2,882, respectively, that are maintained in bank and custodial accounts and are held for the exclusive benefit of customers. The Company safeguards these assets, and might be subject to security risks of loss, theft or misuse. Accordingly, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company records the liability reflecting the obligation to safeguard digital assets held on behalf of its customers and the corresponding customer assets in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period.

The increase in customer funds as of June 30, 2024, in relation to December 31, 2023, is primarily due to the transfer of non-custodial funds of certain customers to the custodial accounts of the Company.

NOTE 7: INX TOKEN LIABILITY

The INX Token is a hybrid financial instrument and is accounted for as a financial liability. The number of INX Tokens that the Company has issued as of June 30, 2024 and December 31, 2023, or has an obligation to issue is as follows:

	June 30, 2024	December 31, 2023
Total number of INX Tokens	135,904,652	135,570,986

INX Token liability	$48,902	$54,120

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of June 30, 2024 on a combined basis, owns 5.5 percent of the outstanding INX Tokens.

During the six months ended on June 30, 2024, 333,667 warrants were exercised.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 7: INX TOKEN LIABILITY (Cont.)

On August 9, 2023, INX’s Board of Directors authorized the management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens and Company’s common shares repurchased through August 10, 2024 will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable laws and regulations, and to the advice of the Company’s legal advisors. As of June 30, 2024, there were no repurchases of the INX Tokens by the Company.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of June 30, 2024, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	134,377,568	48,376
Subject to lock-up through July 2024	4.4%	1,527,084	526
Total		135,904,652	48,902

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2023, are as follows:

	Discount rate	Number of INX Tokens	Total fair value

Not subject to lock-up	0%	133,293,902	$53,317
Subject to lock-up through January 2024	4.05%	150,000	58
Subject to lock-up through February 2024	7.22-7.89%	600,000	222
Subject to lock-up through July 2024	14.35%	1,527,084	523
Total		135,570,986	$54,120

The fair value per INX Token as of June 30, 2024 and December 31, 2023, for tokens that are not subject to lock-up agreement was $0.36 and $0.40 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For INX Tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX Tokens during their lock-up agreements. Significant inputs and assumptions are volatility and the period under the lock up, as follows:

	June 30, 2024	December 31, 2023

Expected term (years)	0.03	0.04-0.53
Expected volatility	105.96%	89.05%-90.16%

The level in the fair value hierarchy applied to tokens under lock-up agreements is level 2.

For the six months ended June 30, 2024 and 2023, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain (loss) of $5,315 and ($9,878), respectively, which is recorded in profit or loss.

For the three months ended June 30, 2024 and 2023, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized loss of $2,762 and $13,671, respectively, which is recorded in profit or loss.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 7: INX TOKEN LIABILITY (Cont.)

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income with respect of the credit risk.

NOTE 8: INX TOKEN WARRANT LIABILITY

The Company may grant restricted INX Token awards or INX Token warrants to directors, advisors, employees or service providers as compensation. As of June 30, 2024 and December 31, 2023, directors, advisors, employees and service providers held 8,447,292 and 5,574,292 restricted INX Tokens or INX Token warrants, respectively. The warrant grantees have a right to purchase INX Tokens upon the completion of the term set forth in each warrant agreement.

	June 30, 2024	December 31, 2023
INX Token warrant liability:
Warrants granted to employees, advisors and service providers	$1,173	$1,240

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	June 30, 2024	December 31, 2023

Expected volatility of the token prices (%)	88.28%-111.39%	89.05%-108.38%
Risk-free interest rate (%)	4.33%-5.47%	3.88%-5.40%
Expected life of warrant (years)	0.02-10	0.52-10.00
Exercise price	$0.00-$2.81	$0.01-$2.81

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the six months ended June 30, 2024 and 2023:

	2024		2023
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Token warrants outstanding at beginning of the period	5,574,292	$0.33	6,972,192	$0.46
INX Token warrants granted during the period	3,765,000	0.11	1,060,000	0.14
NX Token warrants forfeited during the period	(558,333)	0.4	(187,000)	0.35
INX Token warrants exercised (INX Tokens issued) and INX Tokens vested during the period	(333,667)	-	(326,690)	0.29

INX Token warrants outstanding at June 30	8,447,292	$0.24	6,375,549	$0.36

INX Token warrants exercisable at June 30	2,767,000	$0.24	2,608,278	$0.20

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 8: INX TOKEN WARRANT LIABILITY (Cont.)

The following expenses include the token-based compensation for the six and three months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(Unaudited)
Operating expenses (income):
Research and development	$14	$45	$37	$79
Sales and marketing	21	94	22	197
General and administrative	151	109	239	246
Fair value adjustment of INX Token warrant liability	(34)	180	(268)	(39)
Total token-based compensation	$152	$428	$30	$483

NOTE 9: RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiary, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

During 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance, at $139 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028, at an exercise price of $0.2381 per warrant.

Service Agreement with Nabatech

Effective on January 1, 2023, as part of the joint venture SICPA Agreement, the Company entered into a service agreement with Nabatech, under which it provides technology support and advisory services to Nabatech, an entity formed for the development of central bank digital currency solutions with the utilization of blockchain technology, and in which the Company holds 33 percent ownership. During the Six months ended June 30, 2024, the Company recognized service revenue of $437 and cost of services of $580, for providing services to Nabatech.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 10: EQUITY

Composition of share capital:

	June 30
	2024		2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

	Number of shares
Common shares with no par value	Unlimited	235,675,089	Unlimited	210,463,158

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

In addition, as part of the collaboration and the subscription agreements, Republic and the Company entered into a non-binding term sheet whereby Republic intended to purchase the remaining issued and outstanding share capital of the Company on a fully diluted basis at a price to be agreed on by both parties of up to $120,000. The term sheet expired on May 15, 2024.

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Loss on foreign currency translation	Total
Balance as of December 31, 2023	$286	$(378)	$(92)
Unrealized gain on available-for-sale securities	342	-	342
Foreign currency translation	-	(78)	(78)
Balance as of June 30, 2024	$628	$(456)	$172

	Reserve from financial assets measured at fair value through OCI	Loss on foreign currency translation	Total
Balance as of December 31, 2022	$(929)	$(325)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	93	-	93
Unrealized gain on available-for-sale securities	476	-	476
Foreign currency translation	-	(80)	(80)
Balance as of June 30, 2023	$(360)	$(405)	$(765)

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 11: SHARE-BASED PAYMENT

During the Six months ended June 30, 2024 and 2023, the activity relating to stock options was as follows:

	2024		2023
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1	27,775,946	$0.46	24,864,535	$0.55
Granted	11,142,840	0.14	6,327,185	0.07
Forfeited	(6,300,064)	0.42	(254,808)	0.17
Exercised	(1,780,695)	0.07	(1,514,384)	0.00
Balance as of June 30	30,838,027	$0.37	29,422,528	$0.46
Stock options exercisable at the end of period	17,515,093	$0.41	11,744,682	$0.21

During the six months ended on June 30, 2024 and 2023, the Company recorded share-based compensation expense of $584 and $1,624, respectively, related to stock options granted.

The table below summarizes assumptions that were used to estimate the fair value of the above options granted to employees using Black-Scholes option pricing model:

	June 30,
	2024	2023
Expected terms (years)	10	10
Risk-free interest rate:	3.236%-3.609%	2.866%
Dividend yield:	0%	0%
Expected Volatility:	87.44%-90.07%	87.05%
Exercise price:	0.1-0.3 CAD	0.0-0.17 CAD

The average fair value of options granted during the six-month period ended June 30, 2024, as of the grant date, is $0.14 per option.

During the six months ended June 30, 2024, the Company granted or committed to grant the following share options and restricted stock units to employees, directors and service providers under the Plan:

On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028.

On January 8, 2024, the Company committed to grant, options to each of its five independent directors to purchase 467,442 common shares (total of 2,337,210) of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2022.

On January 8, 2024, the Company granted certain employees and a service provider options to purchase 1,519,388 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.30 ($0.23), with the vesting period over 4 years.

On May 26, 2024, the Company granted certain employees and a service provider options to purchase 4,477,694 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.1 ($0.087), with the vesting period over 4 years.

On May 26, 2024, a key officer, through his wholly owned entity, was awarded 471,336 restricted share units. All shares shall fully vest on May 26, 2028.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 12: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income per common share for the three months ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
Loss per share, basic	$(0.02)	$(0.08)
Loss per share, diluted	$(0.02)	$(0.08)

The table below presents basic and diluted net income per common share for the six months ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
Earnings (loss) per share, basic	$0.00	$(0.09)
Earnings (loss) per share, diluted	$0.00	$(0.09)

Earnings (loss) per share, basic

The loss for three months ended June 30, 2024 and 2023, and weighted average number of common shares used in the calculation of basic loss per share are as follows:

	June 30, 2024	June 30, 2023
Loss used in the calculation of loss per share, basic	$(5,812)	$(17,551)
Weighted average number of common shares for the purposes of loss per share, basic	235,612,471	209,993,638

Earnings (loss) per share, basic

The net income (loss) for six months ended June 30, 2024 and 2023, and weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	June 30, 2024	June 30, 2023
Net income (loss) used in the calculation of earnings (loss) per share, basic	$32	$(18,226)
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	235,141,306	209,410,474

Earnings (loss) per share, diluted

The net loss for three months ended June 30, 2024, and 2023 and weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	June 30, 2024	June 30, 2023
Loss used in the calculation of loss per share, diluted	$(5,812)	$(17,551)
Weighted average number of common shares for the purposes of diluted loss per share	235,612,471	209,993,638

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 12: INCOME (LOSS) PER SHARE (Cont.)

Earnings (loss) per share, diluted

The net income (loss) for six ended June 30, 2024, and 2023 and weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	June 30, 2024	June 30, 2023
Gain (loss) used in the calculation of earnings (loss) per share, diluted	$32	$(18,226)
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	237,464,050	209,410,474

For the six months ended June 30, 2024, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential exercise of stock options under the equity compensation plan.

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	June 30, 2024	June 30, 2023
Weighted average number of common shares for the purposes of basic earnings (loss) per share	235,141,306	209,410,474
Diluted shares:
Stock options	2,322,745	-
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	237,464,050	209,410,474

NOTE 13: OPERATING SEGMENTS

a.	Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to several leading banking institutions.

2.	Digital assets segment - development and operation of an integrated, regulated solutions for trading of blockchain assets, and providing related services for products utilizing blockchain technology.

b.	Revenue and net income (loss) by the reporting operating segment:

	Brokerage segment	Digital asset segment	Total
Three months ended June 30, 2024:

Revenue	$1,125	$361	$1,486

Total income	1,125	2	1,127

Segment net income (loss)	160	(3,339)	(3,179)

Unallocated corporate expenses:
Other expenses, net			$(2,762)

Loss before taxes			$(5,941)

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: OPERATING SEGMENTS (Cont.)

	Brokerage segment	Digital asset segment	Total
Three months ended June 30, 2023:

Revenue	$1,246	$187	$1,433

Total income	1,246	343	1,589

Segment loss	(80)	(3,783)	(3,863)

Unallocated corporate expenses:
Other expenses, net			$(13,671)

Loss before taxes			$(17,534)

	Brokerage segment	Digital asset segment	Total
Six months ended June 30, 2024:

Revenue	$2,567	$647	$3,214

Total income	2,567	67	2,634

Segment net income (loss)	79	(5,398)	(5,319)

Unallocated corporate expenses:
Other income, net			$5,315

Loss before taxes			$(4)

	Brokerage segment	Digital asset segment	Total
Six months ended June 30, 2023:

Revenue	$2,576	$276	$2,852

Total income	2,576	596	3,172

Segment net income (loss)	148	(8,405)	(8,257)

Unallocated corporate expenses:
Other expenses, net			$(9,878)

Loss before taxes			$(18,135)

Unallocated corporate expenses for the three and six months ended June 30, 2024 and 2023, include the fair value adjustment on INX Tokens.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: OPERATING SEGMENTS (Cont.)

c.	Select information by reporting operating segment:

	Brokerage segment	Digital asset segment	Total
As of June 30, 2024:

Segment assets	$5,474	$66,041	$71,515
Segment liabilities	$1,630	$57,317	$58,947

As of December 31, 2023:

Segment assets	$5,652	$69,176	$74,828
Segment liabilities	$1,280	$61,978	$63,258

d.	Non-current assets, other than financial assets, located in country of domicile and in foreign countries:

	June 30, 2024	December 31, 2023
Non-current assets
United States	$2,500	$2,500
State of Israel	$3,757	$4,130

e.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Brokerage Segment:
United Kingdom	$578	$658	$1,349	$1,324
State of Israel	$435	$530	$937	$1,140
Other	$112	$58	$281	$112

Digital Asset Segment:
Switzerland	$241	$-	$437	$-
United States	$54	$86	$85	$139
Japan	$18	$31	$40	$56
United Kingdom	$-	$50	$-	$50
Other	$48	$20	$85	$31

f.	Revenue from major customers:

Revenue from major customers which account for 10 percent or more of total income as reported in the financial statements:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Brokerage segment:
Customer A	15%	7%	14%	9%
Customer B	10%	4%	11%	4%
Customer C	10%	12%	10%	14%
Customer D	10%	9%	8%	10%
Customer E	10%	10%	9%	10%

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2024 and 2023

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 14: FINANCIAL RISKS AND RISK MANAGEMENT

Geopolitical risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan and has taken necessary steps in line with such plan, in an effort to ensure that operations and service to customers remain consistent. It is not possible to predict potential adverse results of the war and its effect on the Company’s business at this time.